October 11, 2018
ATTORNEYS AT LAW

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WRITER’S DIRECT LINE
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CLIENT/MATTER NUMBER
082961-0143

Via EDGAR System

Alison White Tony Burak U.S. Securities and Exchange Commission Division of Investment Management Washington, D.C. 20549

Re:	Hennessy Funds Trust (File Nos. 811-07168 and 033-52154)
Registration Statement on Form N-1A (No. 033-52154), Filed July 30, 2018

Ladies and Gentlemen:

Our client, Hennessy Funds Trust (the “Company”), filed the above‑referenced Registration Statement on Form N-1A (the “Filing”). The Filing relates to two new series of the Company, the Hennessy BP Energy Fund and the Hennessy BP Midstream Fund (each, a “Hennessy Fund” and together, the “Hennessy Funds”), being formed in connection with the acquisition of the assets of the BP Capital TwinLine Energy Fund and the BP Capital TwinLine MLP Fund (each, a “TwinLine Fund” and together, the “TwinLine Funds”), each a series of Professionally Managed Portfolios, a Massachusetts business trust. The shareholders of the TwinLine Funds are holding a special meeting of shareholders to approve the reorganization of each TwinLine Fund into the respective Hennessy Fund. Specifically, at the special meeting, shareholders of each TwinLine Fund will be asked to consider and vote upon the following:

(1)
A proposal to approve an Agreement and Plan of Reorganization (the “Plan”) pursuant to which: (a) all of the assets of the BP Capital TwinLine Energy Fund will be transferred to the Hennessy BP Energy Fund, in exchange for Investor Class and Institutional Class shares of the Hennessy BP Energy Fund, which will be distributed pro rata by the BP Capital TwinLine Energy Fund to its Class A and Class I shareholders, respectively, and the Hennessy BP Energy Fund will continue the business and assume the BP Capital TwinLine Energy Fund’s liabilities (other than the excluded liabilities, as defined in the Plan); and (b) all of the assets of the BP Capital TwinLine MLP Fund will be transferred to the Hennessy BP Midstream Fund, in exchange for Investor Class and Institutional Class shares of the Hennessy BP Midstream Fund, which will be distributed pro rata by the BP Capital TwinLine MLP Fund to its Class A and Class I shareholders, respectively, and the Hennessy BP Midstream Fund will continue the business and assume the BP Capital TwinLine MLP Fund’s liabilities (other than the excluded liabilities, as defined in the Plan).

(2)
If necessary, a proposal to adjourn the special meeting to permit further solicitation of proxies in the event a quorum does not exist or a quorum exists but there are not sufficient votes at the time of the special meeting to approve the Plan on behalf of one or both of the TwinLine Funds; and

AUSTIN BOSTON CHICAGO DALLAS DENVER	DETROIT HOUSTON JACKSONVILLE LOS ANGELES MADISON	MEXICO CITY MIAMI MILWAUKEE NEW YORK ORLANDO	SACRAMENTO SAN DIEGO SAN FRANCISCO SILICON VALLEY TALLAHASSEE	TAMPA WASHINGTON, D.C. BRUSSELS TOKYO

Ladies and Gentlemen
U.S. Securities and Exchange Commission
October 11, 2018

(3)	Such other business that may properly come before the special meeting or any postponements or adjournments thereof.
On behalf of the Company, set forth below are the Company’s responses to oral comments of the Staff (the “Staff”) of the Securities and Exchange Commission regarding the Filing. The numbered items set forth below express (in bold italics) the oral comments of the Staff, and following such comments are the Company’s responses (in regular type). The Filing will go effective automatically on Monday, October 15, 2018, unless the Company delays the effectiveness by filing an appropriate amendment to the Filing. After the Filing becomes effective, the Company will file the definitive Prospectus and Statement of Additional Information under Rule 497 of the Securities Act of 1933, as amended. The definitive documents will contain the changes made in response to the comments of the Staff, as reflected in the attached redlined Prospectus and redlined Statement of Additional Information.

Page references herein are to the as-filed EDGAR version of the Filing. Capitalized terms not defined herein have the meanings ascribed to them in the Filing.

1. Please ensure that the ticker symbols of the Hennessy Funds are added to the Funds’ EDGAR filer information.

Response: The Company confirms that it has added the ticker symbols of the Hennessy Funds to the Funds’ EDGAR filer information.

2. Confirm on a supplemental basis that the annual fund operating expense tables and related examples reflect current fees and expenses.

Response: The Company confirms that the annual fund operating expense tables and related examples reflect current fees and expenses.

3. Please include the financial highlights information for the six-month period ended May 31, 2018, and incorporate by reference the semi-annual report to shareholders.

Response: The Company will include the financial highlights information for the six-month period ended May 31, 2018, and will reference the semi-annual report to shareholders in the preamble of the Financial Highlights section of the prospectus.  In addition, the Company has revised the incorporation by reference language on the cover page of the Statement of Additional Information to reference the semi-annual report to shareholders, as provided below, and made a corresponding change in the “Other Information - Financial Statements” section of the Statement of Additional Information.

“The Predecessor Funds’ financial statements, accompanying notes, and report of independent registered public accounting firm contained in the annual report of the Predecessor Funds, dated November 30, 2017, as filed with the Securities and Exchange Commission on February 7, 2018, and the Predecessor Funds’ semi-annual report for the fiscal period ended May 31, 2018, as filed with the Securities and Exchange Commission on August 3, 2018, all filed under the Investment Company Act File No. 811-05037, are incorporated by reference into this SAI.  The Predecessor Funds’ annual report and semi-annual report are available without charge by calling the Hennessy Funds at the toll‑free telephone number shown above, by visiting the Hennessy

Ladies and Gentlemen
U.S. Securities and Exchange Commission
October 11, 2018

Funds’ website at hennessyfunds.com, or by visiting the Securities and Exchange Commission’s website at www.sec.gov.”

4. With regard to the 80% policy for each of the Hennessy Funds under Rule 35d-1, please confirm supplementally that in determining compliance with the policy derivatives will be valued using their market value and not their notional value.

Response: The Company confirms that it will value derivatives using their market value and not their notional value when it determines compliance the 80% policy for each of the Hennessy Funds under Rule 35d-1.

5. The disclosure references “energy renaissance companies.” Please revise the disclosure to include an explanation for the term “energy renaissance companies.

Response: The Company has revised the disclosure to explain the reference to energy renaissance companies. See below:

“The Fund may invest up to 25% of its total assets in debt securities, preferred stock, and convertible securities of energy renaissance companies, provided that such securities are rated, at the time of investment, at least B3 by Moody’s Investors Service, Inc., B- by Standard & Poor’s or Fitch Ratings, or a comparable rating by another nationally recognized statistical rating organization, except that with respect to up to 10% of its total assets the Fund may invest in debt securities, preferred shares, and convertible securities that have lower ratings or are unrated at the time of investment. Energy renaissance companies are companies operating in a capacity related to the supply, transportation, storage, refining and intense end use of energy, which can also be described as companies operating across the entire spectrum of the energy value chain. The Fund may invest in debt securities of any maturity or duration.”

6. In the discussion on Cash Flow Risk, the disclosure references the possible return of capital. Please revise the disclosure to include a discussion of the possible consequences of a return of capital to shareholders.

Response: The Company has revised the disclosure to explain the possible consequences of a return of capital to shareholders. See below:

“A return of capital distribution reduces the basis of a shareholder’s shares. As a result, a shareholder may recognize a capital gain when the shareholder sells the shareholder’s shares, if the shareholder has received a return of capital distribution.”

Ladies and Gentlemen
U.S. Securities and Exchange Commission
October 11, 2018

7. In the discussion on MLP Tax Risk, please revise the disclosure to include a discussion of the consequences if an MLP is held until its cost basis for tax purposes is reduced to zero.

Response: The Company has revised the disclosure to explain the possible consequences if an MLP is held until its cost basis for tax purposes is reduced to zero. See below:

“If the Fund holds an MLP until its cost basis for tax purposes is reduced to zero, subsequent distributions received by the Fund will be taxed at ordinary income rates, and a shareholder may receive a corrected Form 1099.”

8. In the discussion on Debt Investments Risk, please include a reference to the heightened level of interest rate risk in the current environment.

Response: The Company has revised the disclosure to include a reference to the heightened level of interest rate risk in the current environment. See below:

“Given that the Federal Reserve has begun to raise interest rates, there may be a heightened level of interest rate risk.”

9. In the investment strategy section, please include reference to the non-diversification risk for the Midstream Fund.

Response: The Company has revised the disclosure to include a reference to non-diversification risk for the Midstream Fund in the investment strategy discussion.

10. The disclosure states that payment of redemption proceeds will be made promptly, but not later than seven calendar days after receipt of the request in proper form. Please indicate the typical length of time between receipt and payment.

Response: The Company has revised the disclosure to indicate the typical length of time between receipt and payment. See below:

“For redemption proceeds that are paid directly to you by the Hennessy Funds, the Hennessy Funds typically expect to pay redemption proceeds by check or by wire to you within three business days following receipt of your redemption request in proper form as discussed in this Prospectus; however, in all cases it may take up to seven calendar days to pay redemption proceeds.”

Ladies and Gentlemen
U.S. Securities and Exchange Commission
October 11, 2018

11. Please revise the disclosure to indicate that if redemption proceeds are paid in kind that shareholders bear market risk, and to indicate that in kind redemptions may be pro rata slices of a fund’s securities, individual securities, or a representative basket of securities.

Response: The Company has revised the disclosure to indicate that if redemption proceeds are paid in kind that shareholders bear market risks, and to indicate that in kind redemptions may be pro rata slices of a fund’s securities, individual securities, or a representative basket of securities. See below:

“The Hennessy Funds have the right to pay redemption proceeds to you in whole or in part by a distribution of securities from the applicable Hennessy Fund’s portfolio (referred to as an “in kind” distribution) and may do so in the form of pro-rata slices of a Fund’s portfolio, individual securities, or a representative basket of securities. It is not expected that the Hennessy Funds would do so except in unusual circumstances. If a Hennessy Fund pays your redemption proceeds by a distribution of securities, you could incur brokerage or other charges in converting the securities to cash. Also, a shareholder who receives a redemption in kind bears the market risk of the securities until they are converted into cash.”

12. Please include the disclosure required by Item 12(b)((2) of Form N-1A with regard to the 12b-1 Plans.

Response: The Filing included the following disclosure required by Item 12(b)(2) of Form N-1A on page 16:

“Because distribution fees are paid out of a Fund’s assets on an ongoing basis, over time these fees will increase the cost of your investment and may cost you more than paying other types of sales charges.”

13. In the Statement of Additional Information, it appears the discussion on the application of percentage limitations is not needed in investment restriction number 3.

Response: The Company has deleted the disclosure from investment restriction number 3.

14. On page B-65 of the Statement of Additional Information, please indicate whether the Distribution (Rule 12b-1) Plans are reimbursement plans or compensation plans.

Response: The Company has revised the disclosure to indicate that the Distribution (Rule 12b-1) Plans are reimbursement plans. See below:

“The Plans are reimbursement plans that allow the Funds to reimburse eligible expenses actually incurred by the Funds.”

* * *

Very truly yours,

 /s/ Peter D. Fetzer

Peter D. Fetzer